  Exhibit 99.1

High Tide Founder and CEO, Raj Grover, Makes Grow Up's 2024 Top 50 Cannabis Leaders in Canada List

CALGARY, AB, Jan. 23, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to announce that its Founder and CEO, Raj Grover, has made Grow Up's 2024 Top 50 Cannabis Leaders in Canada list. The list, which was hand selected by Grow Up's industry advisory committee, recognizes influential leaders in the cannabis industry who are trailblazers in the growth, development and innovation of the cannabis industry, and celebrates their relentless, courageous, and innovative dedication to elevate the industry. The full list is available at Grow Up Top 50.

(CNW Group/High Tide Inc.)

"I am honoured to be included in this list. This would not have been possible without the continuous hard work and dedication of the High Tide team. Our innovative mindset has resulted in our ability to achieve significant milestones in the five years since Canadian legalisation, despite broader industry challenges that have seen some of our peers fall by the wayside. Our success is also due to the loyalty and commitment of our customers, that continue to support our business in Canada and internationally," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"I also want to congratulate all the other industry trailblazers recognized on this list who are all leaders helping to shape and grow our industry. As we look to solidify our strength in Canada, while exploring emerging markets in 2024, I know that our industry leading team will continue delivering results for our customers and shareholders alike," added Mr. Grover.

ABOUT RAJ GROVER

Raj Grover is one of Canada's foremost business strategists and deal-makers who founded High Tide and its subsidiaries, Valiant Distribution, Canna Cabana, and also co-founded Famous Brandz. Under his leadership, High Tide has grown from a small shop of 2 employees into Canada's largest non-franchised cannabis retailer with over 160 locations and 1,500 team members globally. Raj has also expanded High Tide's online reach in the ancillary cannabis space across North America and Europe. He is committed to giving back to the global community and has spearheaded High Tide's support of World Vision, sponsoring over 300 children across 101 communities in 33 countries.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 162 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

ABOUT GROW UP

Since its inception in 2017, Grow Up Conference & Expo has become a benchmark event in the Canadian cannabis industry, known for its high-profile speakers, diverse programming, and commitment to bringing together forward-thinkers and experts. For more information, visit Grow Up Conference & Expo.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

(CNW Group/High Tide Inc.)

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080, Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 10:30e 23-JAN-24